# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Stronghold Digital Mining, Inc., CIK 0001856028
CUSIP: 86337R202
Title of class of securities: Class A common stock
Address of issuer's principal executive offices: 595 MADISON AVENUE, 28TH FLOOR, NEW YORK, New York (NY), 10022
Date of event which requires filing of this statement: 03/18/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001963860

## Reporting persons
- Trium Capital LLP: type of reporting person: investment adviser (IA); citizenship or place of organization: United Kingdom (X0); does not affirm membership in a group (box b); sole voting power 0; sole dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Stronghold Digital Mining, Inc.
Address of issuer's principal executive offices: 595 MADISON AVENUE, 28TH FLOOR, NEW YORK, NEW YORK, 10022.

## Item 2. Person Filing
Name of person filing: Trium Capital LLP
Address of principal business office or, if none, residence: 60 Gresham Street, London, EC2V 7BB
Citizenship: United Kingdom

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- Trium Capital LLP: Fredrik Ostlund, Chief Compliance Officer (04/03/2025)